ZURICH®

Annual General Meeting of Zurich Financial Services approves dividend of CHF 11 per share

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, April 3, 2007 – The Annual General Meeting of Zurich Financial Services today approved a gross dividend of CHF 11 per registered share representing a 57 percent increase over the 2006 CHF 7 total gross payout to shareholders. The net dividend of CHF 7.15 per share will be paid on April 10, 2007 to those shareholders who will hold Zurich Financial Services shares on April 9, 2007.

Messrs Armin Meyer and Rolf Watter were re-elected members of the Board of Directors for a three-year term each. Furthermore, PricewaterhouseCoopers AG, Zurich, was re-elected statutory auditors and Group auditors for the business year 2007. The Annual General Meeting also approved all other agenda items. 1,648 shareholders (incl. proxies), representing 35,628,515 registered shares or 24.6 percent of the share capital, attended the meeting in Zurich.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

News Release

ZURICH®

Zurich announces closing of NASTA acquisition

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, April 4, 2007 – Zurich Financial Services Group (Zurich) has announced today the completion of the acquisition of 66% of OOO NASTA Insurance Company (NASTA), a leading personal lines insurer in Russia. After having announced this transaction on February 14, 2007, Zurich has now received all necessary regulatory approvals.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

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